Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

VOLUNTARY ANNOUNCEMENT

This announcement is made by CNOOC Limited (the “Company”) on a voluntary basis.

On 5 April 2021 (Beijing time), kicks and fire occurred on the V platform of the Pengbo Operating Company of the Company. On 6 April, the fire was extinguished. No oil spill occurred and no environmental pollution was caused so far.

On the evening of 5 April, shallow gas overflowed during drilling operation in well V29 of the V platform. The Company immediately initiated the emergency response procedures and carried out well kill operations, during which a fire broke out. The Company quickly carried out personnel evacuation, fire extinguishment and oil spill check. When the incident happened, there were a total of 102 people on the platform, 99 of whom have been evacuated that night and the other three were reported missing.

The Company has dispatched vessels, helicopters and drones to search and rescue the three missing personnel, carried out oil spill check, and placed oil booms around the platform.

At present, the Company is focusing on personnel search and rescue and follow-up actions. The impact of the incident on annual production is approximately up to 0.6 million barrels, representing 0.1% of the total. Other impacts are yet to be evaluated.

The Company will continue to closely monitor the development of related matters and make further announcements as appropriate in accordance with the Rules Governing the Listing of Securities on the Stock Exchange and applicable laws in the future.

By Order of the Board

CNOOC Limited

Wu Xiaonan

Joint Company Secretary

Hong Kong, 9 April 2021

As at the date of this announcement, the Board comprises: Executive Directors Xu Keqiang Hu Guangjie	Non-executive Directors Wang Dongjin (Chairman) Li Yong (Vice Chairman) Wen Dongfen Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong